Exhibit 99.35

MANAGEMENT'S DISCUSSION AND ANALYSIS

This following Management's Discussion and Analysis provides a review of the financial condition and results of operations for CannTrust Holdings Inc. (the "Company") for the nine months ended September 30, 2017 (the "MD&A"). This MD&A should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements and notes thereto for the nine months ended September 30, 2017 and the audited consolidated financial statements and notes thereto (“Financial Statements”) and annual MD&A for the fiscal year ended December 31, 2016, which are included in the Company's recently filed Prospectus which can be found on SEDAR at www.sedar.com. The financial information presented in this MD&A is derived from the Financial Statements. This MD&A contains forward-looking information that involve risks, uncertainties and assumptions, including statements regarding anticipated developments in future financial periods and our plans and objectives. There can be no assurance that such information will prove to be accurate, and readers are cautioned not to place undue reliance on such forward-looking information. In addition, the Company expressly disclaims any obligation to publicly update or alter its previously issued forward-looking information.

In this document and in the Company's unaudited condensed interim financial statements unless otherwise noted, all financial data is prepared in accordance with International Financial Reporting Standards ("IFRS"). All amounts, unless specifically identified as otherwise, both in the unaudited condensed interim financial statements, and in this MD&A, are expressed in Canadian dollars. Unless otherwise stated all dollar amounts in the tables in this MD&A are in thousands of Canadian dollars (other than per share amounts and operating statistics).

This MD&A refers to certain non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company's results of operations from management's perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of financial information reported under IFRS. The Company uses Adjusted EBITDA, a non-IFRS financial measure, as a supplemental measure of operating performance and thus highlight trends in core business that may not otherwise be apparent when relying solely on IFRS financial measures. The Company believes that securities analysts, investors and other interested parties frequently use non-IFRS financial measures in the evaluation of issuers. The Company’s management also uses this non-IFRS financial measure to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess the Company’s ability to meet capital expenditure and working capital requirements. See "Selected Information" and "Non-IFRS Financial Measure Reconciliation in this MD&A".

The discussion and analysis in this MD&A is based on information available to management as of November 22, 2017.

1

Overview

The Company is a publicly traded corporation incorporated in Canada with its head office located at 3280 Langstaff Road, Vaughan, Ontario L4K4Z8. The Company is the parent company of CannTrust Inc. ("CannTrust Opco") and Elmcliffe Investments Inc. ("Elmcliffe").

CannTrust Opco is a Licenced Producer and distributor of medical cannabis pursuant to the provisions of the Access to Cannabis for Medical Purposes Regulations (Canada) ("ACMPR"). CannTrust Opco received its license from Health Canada on June 12, 2014 and began production of medical cannabis at its state-of-the-art hydroponic indoor facility in Vaughan, Ontario. The Company's primary focus is to produce and deliver the highest quality, standardized, pharmaceutical grade cannabis products and in so doing strengthen its market share in legal cannabis markets in Canada and to establish positions for its products in legal cannabis markets abroad.

Public health concerns and awareness around the dangers of opioids are expected to drive development of alternative approaches to pain management, creating a significant market opportunity for cannabis-based products, and could drive substantial upstream demand for Licensed Producers. The development of pharmaceuticals based on cannabis could significantly expand the addressable market by ensuring consistent, quantifiable dosing, which should help physicians gain comfort in prescribing it.

As part of its growth strategy, the Company has entered into an exclusive joint venture with Apotex Inc., Canada’s largest and seventh largest generic pharmaceutical manufacturer in the world, to develop novel dosage formats and products for sale, when permitted, into more than 85 countries where Apotex currently already has market share.

The Company is working to diversify its business by developing new and innovative products and dosage forms for controlled and responsible use of medical cannabis. In 2015, the Company together with Club Coffee L.P founded Cannabis Coffee & Tea Pod Company Ltd. ("CCTPC") to launch BrewBudz™ in the United States and globally. BrewBudz™ is a U.S. patented unit dose pod formulation allowing the administration of cannabis using single-serve brewing pods for use in Keurig, Nespresso, and Tassimo type brewers. The CCTPC United States Patent provides patent protection for the unit dose pod formulation. Through CCTPC, the Company will receive royalty income from a licensing agreement currently covering six states: Washington, Oregon, California, Nevada, Arizona and Colorado. The Company is not required to contribute any capital or cannabis product toward these sales. The licensee commenced sales in Nevada in October 2017. Based on the performance in Nevada, plans will be developed for the other states. In order to become a licensee or sub-licensee, the licensee entity must provide the Company and its joint venture partner with the licenses it has been granted by the state regulatory authorities which permit it to carry on the sale of cannabis products. On a go-forward basis, the licensee entity is also required to maintain the licenses in good standing or CCTPC shall have the right to cancel the licensing arrangement.

The Company does not have any immediate plans for investments in the cannabis industry in the United States beyond its interest in the CCTPC US Patent and related licensing arrangements. In July 2017, further to the Company's Canadian Patent Application, the Canadian Intellectual Property Office issued a Notice of Allowance to CannTrust Opco and Club Coffee L.P. with respect to single-serve containers for use in brewing a cannabis-based beverage. CCTPC has also submitted patent applications in the European Union, Australia and China which are similar to the CCTPC Patents.

2

In March 2017, through Elmcliffe, the Company acquired the real estate assets and related equipment of a greenhouse facility in the Town of Fenwick, Ontario within the Niagara Region (the "Greenhouse"). In October 2017, CannTrust Opco received its Health Canada Cultivation Licence under the ACMPR for its completed 250,000 square foot Phase 1 redevelopment of its 430,000 square foot Greenhouse Facility and began production there. Phase 1 was completed both on budget and on time.

CannTrust expects full utilization from Phase 1 at its Niagara Facility in December 2017. The planned Phase 2 expansion at this Facility is anticipated to be completed and in cultivation towards the middle of 2018. Phase 1 and 2 should conservatively provide the Company with an additional 40,000 kilograms of annual growing capacity. A further expansion at the Niagara Facility, which is located on 46 acres of land, is currently under consideration as we position ourselves to capitalize on the increased demand expected to arise as a result of the July 2018 legalization of adult consumer recreational use of cannabis.

On November 6, 2017, CannTrust Opco received Health Canada approval to export medical marijuana internationally to countries where medical marijuana is legalized and the Company began shipping to Australia. Australia is the first of many markets that the Company is expecting to supply. Other countries that the Company anticipates shipping to shortly are Germany, Denmark and Brazil.

With the completion of all phases of the Niagara expansion, the Company plans to have in excess of 1,000,000 square feet of production capacity. This will provide the Company the ability to acquire a substantial share of the increased demand arising from these new markets.

In February 2017 the Company, on a private placement basis, issued 12,584,100 special warrants at a price of $2.00 per Special Warrant pursuant to prospectus exemptions under applicable securities legislation. The Company subsequently filed its Prospectus with applicable securities commissions in Canada in order to qualify the distribution of 12,584,100 common shares of the Company issuable for no additional consideration upon exercise or deemed exercise of the 12,584,100 special warrants. The Prospectus received a final receipt on August 11, 2017 and on August 17, 2017 all of the Special Warrants were exercised and 12,584,100 common shares of the Company were issued for no additional consideration.

On August 21, 2017 the Company's common shares (the "Common Shares") were listed and began trading on the Canadian Securities Exchange (the "CSE") under the trading symbol "TRST".

The $3,040,918 principal amount of the Company's convertible debentures together with accrued and unpaid interest were automatically converted into 2,885,354 Common Shares of the Company upon listing of the Company's Common Shares on the CSE.

3

On November 1, 2017, the Company announced that it had reached an agreement with a syndicate of underwriters pursuant to which the Underwriters have agreed to purchase on a bought deal basis, 3,500,000 common shares of the Company, at a price of $5.00 per Common Share for aggregate gross proceeds to the Company of $17,500,000. The Company has also granted the Underwriters an Over-Allotment Option to purchase up to 500,000 additional Common Shares of the Company on the same terms as the Offering. The Underwriters have advised the Company that they intend to exercise the Over- Allotment Option in full so that the aggregate gross proceeds of the Offering will be $20,000,000. The net proceeds of the Offering will be used to fund the Phase 2 build out of the Company’s recently licensed Niagara Greenhouse Facility and for general corporate and working capital purposes.

The Reorganization

CannTrust Opco was incorporated under the OBCA on August 16, 2013. The Company was incorporated under the OBCA on March 16, 2015.

Prior to the reorganization, shareholders of CannTrust Opco held 7,175,001 Class A preference Shares, 4,000,000 of which were classified as redeemable shares, and 38,427,625 common shares, 8,909,090 of which were classified as redeemable shares. On April 30, 2015, the Company and CannTrust Opco completed a corporate reorganization pursuant to which substantially all of the holders of common shares of CannTrust Opco exchanged their holdings of common shares of CannTrust Opco for Common Shares, 8,909,090 of which were classified as redeemable shares. This resulted in CannTrust Opco becoming a subsidiary of the Company.

On October 30, 2016, the Company completed a further corporate reorganization pursuant to which all of the holders of the Class A preference shares of CannTrust Opco, including the 4,000,000 classified as redeemable shares, exchanged their Class A preference shares of CannTrust Opco for 9,039,317 Common Shares and 11,365,055 redeemable shares of the Company. On November 23, 2016 the remaining common shareholders of CannTrust Opco exchanged their common shares of CannTrust Opco for Common Shares resulting in CannTrust Opco becoming a wholly-owned subsidiary of the Company.

In December 2016, all of the redeemable shares were reclassified as Common Shares and included as Equity.

2017 Third Quarter Highlights

•	Record revenues with approximately 31,000 active clients

•	Operations for the quarter resulted in positive Net Income and Adjusted EBITDA

•	Sold 281,005 g of dried medical cannabis at an average gross price of $8.81 per gram

•	Sold 1,756,200 ml of oils at an average gross selling price of $90 per 40 ml bottle

•	Cannabis extracts increased to 61% of cannabis sales

•	Received its Health Canada Cultivation Licence for its Niagara Greenhouse Facility

4

Results of Operations for the three and nine months ended September 30, 2017 and 2016

The results presented and referred to below include the results of the Company and its subsidiaries CannTrust Opco and Elmcliffe.

Selected Information

(CDN $000's, except per share amounts and unless otherwise noted)

	Three months ended		Nine months ended
	September 30		September 30
	2017	2016	2017	2016
	$	$	$	$
Financial Data
Revenue	6,140	787	13,715	2,286
Gross profit (loss)	5,357	(682)	12,944	(155)
Net Income (Loss)	655	(3,056)	632	(5,360)
Earnings (Loss) per share (basic and diluted) ($ per share)	0.01	(0.10)	0.01	(0.18)
Cash used in operations	(267)	(750)	(1,426)	(2,111)
Adjusted EBITDA (loss)(1)	1,227	(905)	1,709	(2,888)

Operating Statistics
Dried marijuana sold (g)	281,005	130,350	730,670	419,410
Average Revenue per gram (net)	$8.10	$5.34	$8.38	$4.99
Sales of oils (ml)(2)	1,756,200	25,480	3,408,960	25,480
Average selling price per ml (net)	$2.04	$1.94	$2.06	$1.94
Total dried marijuana equivalent sold from oil (g)(3)	386,230	7,768	744,880	7,768
Average Revenue per gram of marijuana equivalent from oil sales (net)	$9.27	$6.35	$9.42	$6.35

Notes:

(1) See description of non-IFRS measure in the "Non-IFRS Financial Measure and Reconciliation" section of this MD&A. The term Adjusted EBITDA does not have any standardized meaning under IFRS and therefore it may not be comparable to similar measures presented by other companies. The Company changed its definition of Adjusted EBITDA from the previous reporting period.

(2) Sales of CannTrust oils began in August 2016.

(3) Dried equivalent of medical marijuana is calculated on the basis of 4.55 ml of oils equivalent to 1 g of dried medical marijuana.

5

Review of the Financial Results of Operations for the three and nine months ended September 30, 2017 and 2016

Revenue

Revenue for the quarter ended September 30, 2017 was $6,140,224 compared to $786,915 for the comparable 2016 period. Revenue for the nine months ended September 30, 2017 totalled $13,714,847 compared to $2,286,095 in the same period last year. The increase in revenue in the quarter and nine months ended September 30, 2017 was attributable to increased sales volumes primarily due to the growth in the Company's patient base from 4,700 at September 30, 2016 to over 31,000 at September 30, 2017.

The total quantity of medical cannabis sold to patients during the three months ended September 30, 2017 increased 383% to 667 kg from the comparable prior year period. Year-to-date the Company sold 1,476 kg of medical cannabis, an increase of 245% from the comparable prior year period. During the three and nine months ended September 30, 2017, the Company sold 1,756,200 ml and 3,408,960 ml of cannabis oils respectively. There were minimal sales of cannabis oils in the comparable 2016 periods as sales of cannabis oils only began in August 2016.

Cost of Sales

Cost of goods sold during the three and nine months ended September 30, 2017 were $1,612,575 and $4,338,449 respectively, compared to $508,359 and $1,896,223 in the comparable prior year periods. Cost of goods sold includes production and processing costs of cannabis and inventory purchased from third parties. Costs of goods sold during the three and nine months ended September 30, 2017 increased compared to the 2016 periods due to increases in the compliment and facility costs to meet the increase in demand for the Company’s product and the related increases in production.

Plants that are in pre-harvest are considered biological assets and are capitalized on the balance sheet at fair market value less cost to sell at their point of harvest. Costs to sell include trimming, fulfillment, testing, partnership commissions and shipping costs. As they continue to grow through the pre-harvest stages, a corresponding non-cash unrealized gain is recognized in gross profit, reflecting the changes in fair value of the biological assets. At harvest, the biological assets are transferred to inventory at their fair value less cost to sell which becomes the deemed cost of inventory. Biological assets inventory is later expensed as ‘Fair Value changes in biological assets included in inventory sold’. Together the gain from changes in the fair value of biological assets, the Fair Value changes in biological assets included in inventory sold and cost of goods sold are included in the gross profit. The unrealized gain from changes in the fair value of biological assets will vary from period to period based upon the number of pre-harvest plants, where the plants are in the grow cycle at the end of the period and the strains being grown.

The fair value changes in biological assets included in inventory sold, net of the unrealized gain on changes in fair value of biological assets, in the three and nine months ended September 30, 2017 was $1,098,578 and $4,152,263 respectively, compared to ($746,718) and ($104,440) for the comparable 2016 periods. Harvested production quantities during the quarter and nine months were approximately 173% and 242% greater respectively than the quantities in the same periods of the prior year.

6

Gross Profit

The gross profit (loss) for the three and nine months ended September 30, 2017 was $5,356,806 and $12,944,494 respectively, compared to ($681,698) and ($155,175) in the comparable prior year periods. Gross profit (loss) includes the unrealized gains on changes in the fair value of biological assets. The increase in gross profit was principally due to the increase in sales and the relative size of the unrealized gain from changes in the fair value of biological assets. The Company continually refines its production processes in order to increase production yields and gross margins.

Expenses

Expenses include general and administrative, management fees, marketing and promotion, professional fees, rent and facilities, salaries and benefits and selling and shipping costs.

Expenses for the three and nine months ended September 30, 2017 were $3,301,061 and $7,668,384 respectively, compared to $1,183,591 and $3,278,049 in the prior year comparable periods. The increase in expenses in the 2017 periods was due mainly to increases in general and administrative expenses, selling and shipping costs and salaries and benefits, as the Company increased its staff complement to meet the increase in demand for the Company's products. In addition, professional fees increased as a result of the additional legal and accounting work required relating to the Company’s recent listing on the CSE.

Amortization Expense

Amortization for the three and nine months ended September 30, 2017 were $733,466 and $1,561,890 respectively, compared to $573,510 and $1,076,699 in the prior year comparable periods. As at September 30, 2017, $229,928 (December 31, 2016 - $237,060) of amortization was capitalized to inventory. The increase in amortization expenses in 2017 was due to an increase in amortization on equipment purchases during the year and building enhancements to the Niagara Greenhouse assets during the quarter. The balance of amortization in the three and nine months ended September 30, 2017 and 2016 related to leasehold improvements, equipment and other assets at the Vaughan facility.

Share-based compensation

For the three and nine month periods ended September 30, 2017, share-based compensation expense was $908,223 and $1,460,592 respectively, compared to $27,000 and $72,000 for the corresponding 2016 periods. The 2017 share-based compensation was attributable to the 2,925,000 stock options granted to employees and Directors which are measured at fair value at the date of grant and expensed over the option's vesting period. The 2016 share-based compensation was attributable to the issuance by the Company of 80,000 Common Shares to employees of the Company.

7

Finance and Transaction Costs

For the three and nine months ended September 30, 2017, there was interest expense of $62,332 and $220,574 respectively. This compares to interest expense of $107,824 and $318,873 in the comparable prior year periods. Other income consisted of a one-time recovery of $78,382 in the current period.

Accretion expense for the three and nine month periods months ended September 30, 2017, being the difference in the actual cost on the Company's debt compared to the imputed interest rate, was $54,022 and $233,716 respectively, compared to $73,469 and $192,331 in the comparable 2016 periods.

In the three and nine months ended September 30, 2016, there were accrued distributions on the CannTrust Opco preference shares of $426,993 and $1,209,353 respectively. In October 2016, all of the holders of the Class A preference shares exchanged their Class A preference shares, including all accrued and unpaid distributions thereon, into Common Shares.

Transaction costs of $204,282 for the nine months ended September 30, 2017 represent the cost associated with the March 2017 purchase of the Greenhouse.

The gain (loss) on revaluation of the derivative liability, being the change in value attributable to the conversion feature on the Company's convertible debt, for the three and nine months ended September 30, 2017 was $9,804 and ($1,625,336) respectively, compared to a gain of $164,246 and $868,414 in the comparable 2016 periods. The $3,040,919 principal amount of the Company's convertible debentures together with accrued and unpaid interest was automatically converted into 2,885,354 Common Shares of the Company upon the August 2017 listing of the Company's Common Shares on the CSE.

Income Tax

As a result of past year losses which have not been recognized, the Company did not incur any Income Tax expense or recovery in the three or nine month periods ended September 30, 2017 and 2016.

Net Income/Net Loss

Net income (loss) for the three and nine months ended September 30, 2017 was $655,309 and $632,269 respectively, compared to a net loss of ($3,056,303) and ($5,359,845) in the comparable 2016 periods. During the three and nine months ended September 30, 2016 ($228,186) and ($674,743) respectively of this net loss was attributable to CannTrust's Opco's non-controlling interest. In November 2016, the non-controlling shareholders of CannTrust Opco exchanged their shares for Common Shares of the Company resulting in CannTrust Opco becoming a wholly-owned subsidiary of the Company. Earnings (loss) per share as calculated is based on the weighted number of shares of the Company outstanding during the relevant periods.

8

Capital Projects

In March 2017, the Company, through its wholly-owned subsidiary Elmcliffe, completed the acquisition of a 430,000 square foot commercial greenhouse facility in the Niagara region for cash consideration of $6,500,000. In addition, an unsecured promissory note in the amount of $1,000,000, payable over five years in five consecutive payments of $200,000, was issued to the Vendor. This facility will provide the Company with increased production capacity to meet growing market demand. The greenhouse, once fully converted to cannabis production, will provide the Company with the capacity to produce up to 40,000 kg of additional medical cannabis per year. The 250,000 square foot first phase of the conversion to ACMPR standards which commenced in April at an estimated cost of $18 million, was substantially completed in the fall of 2017 on time and on budget. The Company received its Health Canada License under the ACMPR on October 6, 2017 for the Phase 1 redevelopment. The Company recently completed its first harvest from its Niagara Facility and full utilization from Phase 1 is expected in December 2017. This will provide the capacity to produce up to 20,000 kilograms of additional medical cannabis per year. The planned Phase 2 expansion at this Facility is anticipated to be completed and in cultivation towards the middle of 2018. Phase 1 and 2 should conservatively provide the Company with an additional 40,000 kilograms of annual growing capacity. A further expansion at the Niagara Facility, which is located on 46 acres of land, is currently under consideration as the Company positions itself to capitalize on the increased demand expected to arise as a result of the July 2018 legalization of adult consumer recreational use of cannabis and the export of medical marijuana to Countries where medical marijuana is legalized.

Liquidity and Capital Resources as at September 30, 2017 and December 31, 2016 and for the periods ended September 30, 2017 and 2016

Operating cash flow and equity and debt financings are the Company's primary source of liquidity. At September 30, 2017, cash and cash equivalents were $7,901,838 compared to $4,895,145 as at December 31, 2016.

Set out below is a schedule of the Company's Working Capital as at September 30, 2017 and December 31, 2016.

	September	December
	30, 2017	31, 2016
	$000s	$000s

Current Assets	23,256	11,625
Current Liabilities	5,803	3,571
Working Capital	17,453	8,054
Ratio of current assets to current liabilities	4.0	3.3

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Working capital is primarily represented by cash, short-term investments, accounts receivable, inventory, biological assets and prepaids, offset by accounts payable and the current portion of the promissory note issued on the Greenhouse acquisition. The Company's working capital increased by $9,399,008 to $17,452,898 as at September 30, 2017 compared to $8,053,890 at December 31, 2016. The increase in working capital in the nine months ended September 30, 2017 was primarily due to increased cash resulting from the $25 million Special Warrant Financing net of the $21 million in cash utilized to purchase the Greenhouse and the related first phase costs associated with the conversion to ACMPR standards, the increase in cash from the Common Share financing of $1 million and the exercise of Warrants with gross proceeds of $1.3 million, together with an increase in inventory and biological assets and a decrease in accounts payable and the elimination of the convertible debt due on demand which was automatically converted into Common Shares upon the Company’s listing on the CSE.

Operating Activities

The principal use of operating cash flow is to fund the Company's operating expenditures at its production facilities, its general and administrative costs and its debt service payments. During the nine months ended September 30, 2017, the Company's cash flows used in operations were $1,426,036 compared to cash flows used in operations of $2,111,460 in the comparable 2016 period. This variance is attributable to the positive cash flow generated from operating activities of $1,931,046 compared to cash flow used in operating activities of ($4,047,029) in the comparable 2016 period, offset by changes in non-cash working capital items.

Investing Activities

Cash used in investing activities during the nine months ended September 30, 2017 was $21,217,844 compared to $1,064,034 in the comparable 2016 period. The 2017 investing activities includes $6,500,000 of cash utilized to purchase the Greenhouse, $14,487,395 of cash related mostly to building improvements and equipment associated with the first phase of the conversion of the Greenhouse. In the comparable 2016 period, $1,011,895 was invested in additions to property and equipment.

Financing Activities

Cash of $25,450,573 was generated by financing activities during the nine months ended September 30, 2017 compared to $1,072,999 in the comparable 2016 period. The 2017 financing activities includes net proceeds of $24,769,124 from the Special Warrant and Common Share financing and $1,322,949 from the exercise of Warrants, offset by $566,500 in cash used to pay the accrued and outstanding interest owing on the Company's convertible debt as at March 31, 2017. In the comparable 2016 period, the Company raised $1,000,000 in convertible debt and $72,999 from the issuance of Common Shares and convertible debt to Shareholders as part of their pre-emptive rights under the Shareholders Agreement. The $1,000,000 of convertible debt, including all outstanding interest, was converted into Common Shares in March 2017.

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Liquidity

The Company monitors its liquidity on a continuous basis to ensure there is sufficient capital to meet business requirements and to provide adequate returns to shareholders and benefits to other stakeholders. The Company manages the capital structure and adjusts it to take into account changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may, where necessary, control the amount of working capital, pursue financing, manage the timing of it capital expenditures, or sell assets. The Company is not subject to externally imposed capital requirements.

The Company's capital structure is comprised of a combination of debt and shareholders' equity. Set out below is a schedule of the capital structure of the Company as at September 30, 2017 and December 31, 2016.

	September	December
	30, 2017	31, 2016
	$000s	$000s
Promissory note	1,000	-
Convertible Debt(1)(2)(3)	-	3,839
Shareholders' equity)(3)	44,861	10,468
Debt to equity	2.2%	36.7%

(1)	Includes convertible debentures and convertible promissory notes as at December 31, 2016.
(2)	In March 2017 the $1,000,000 of convertible promissory notes plus accrued interest was converted into Common Shares of the Company.
(3)	The convertible debentures together with accrued and unpaid interest were automatically converted into 2,885,354 Common Shares of the Company upon listing of the Company's Common Shares on the CSE in August 2017.

The Company anticipates that it will require approximately $65,000,000 in order to meet its expected ongoing costs for the next twelve months. These costs include regular operating expenses, rent, insurance, fees for management and administrative services, audit fees, shareholder costs and interest, as well as the capital expenditures required at its Vaughan Facility and those required to convert Phase 2 of the Greenhouse to ACMPR standards required for cannabis production.

The Company expects to fund part of these expenditures from revenue generated from the sale of its medical cannabis products together with cash on hand of approximately $7.7 million. In addition, on November 1, 2017 the Company announced that it had reached an agreement with a syndicate of underwriters pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 3,500,000 common shares of the Company, at a price of $5.00 per Common Share for aggregate gross proceeds of the Company of $17,500,000. The Company has also granted the Underwriters an Over-Allotment Option to purchase up to 500,000 additional Common Shares of the Company on the same terms as the Offering. The Underwriters have advised the Company that they intend to exercise the Over-Allotment Option in full so that the aggregate gross proceeds of the Offering will be $20,000,000. The Offering is expected to close on or around November 30, 2017. The Company has also arranged for a $15,000,000 non-revolving demand loan on the Niagara Greenhouse Facility. The terms presented to the Company remain subject to the lender’s credit committee approval. The financing together with the bought deal Offering will fully fund the Company through its Phase 2 expansion at the Niagara Greenhouse Facility as well as provide funds for general and working capital purposes.

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Financial Instruments, Financial Risk Management and Other Instruments

The Company does not utilize financial instruments such as hedging instruments to manage financial risks.

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and debt loans. The Company does not believe that it is exposed to significant currency or credit risk arising from these financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term nature. Note 17 to the Company's unaudited condensed interim consolidated financial statements discloses risks related to interest rates, liquidity and credit.

Contractual Obligations

In August 2015, the Company issued $3,000,000 12% senior secured convertible debentures and, in December 2015 and February 2016, issued a further total of $640,000 of 12% unsecured convertible promissory notes, both maturing four years from closing. Each debenture holder and note holder was granted 4,545 warrants per $10,000 of debt, exercisable by the holder for a period of five years from the closing date, at a price of $1.10 per Common Share. The debt and all accrued and unpaid interest was automatically converted into 2,885,354 common shares upon the listing of the Company's common shares on the CSE in August 2017.

In December 2016, as part of the arrangement whereby the holder of the redeemable shares surrendered its put right, a warrant to purchase 1,000,000 Common Shares for 3 years at $1.30 per share was issued.

In November 2017, as part of the process to stabilize and fix the majority of the Company’s energy costs on a go forward basis, the Company secured a twenty year tolling agreement for co-generation equipment to be installed as part of the development of the Greenhouse.

Statements of Financial Position as at September 30, 2017 and December 31, 2016

Select Consolidated Statements of Financial Position Data

	September	December
	30, 2017	31, 2016
	$000s	$000s
Cash and cash equivalents	7,902	4,895
Inventory	8,569	3,675
Biological Assets	3,437	2,320
Total assets	51,464	16,879
Current liabilities	5,803	3,571
Non-current liabilities	800	2,839

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Assets

The Company's asset base primarily consists of cash and cash equivalents, accounts receivable, inventories, biological assets, prepaids and property and equipment. The $34,585,496 increase in the asset base resulted largely from increases of cash and cash equivalents of $3,006,693, $6,010,963 in inventory and biological assets and $22,806,327 in property and equipment.

Liabilities

Total current and non-current liabilities were $6,602,657 at September 30, 2017, a decrease of $192,298 from December 31, 2016. This decrease was largely attributable to an increase in accounts payable and the issuance of the promissory note on the purchase of the Greenhouse, offset by debt conversions to Common Shares.

Shareholders' Equity

The Company's shareholders' equity increased by $34,393,198 to $44,861,447 at September 30, 2017 from $10,468,249 at December 31, 2016. This is mainly attributable to the net proceeds from the completion of the recent Special Warrant and Common Share financings, together with the exercise of warrants and the debt conversion into equity.

Related Party Transactions for the nine months ended September 30, 2017

During the nine months ended September 30, 2017, the Company entered into transactions and had outstanding balances with various related parties. The transactions with related parties are in the normal course of business.

Related party transactions for the nine months ended September 30, 2017 are summarized as follows:

Concurrent with the Company's acquisition of the Greenhouse, the Company assigned to a company controlled by Stan Abramowitz, the Secretary of the Company, the assets acquired as part of the acquisition which were not required by the Company, namely the "Balfour Greenhouses" name and customer list. These assets were assigned a value of $1 as part of the acquisition.

In March 2017, the $1,000,000 in due on demand convertible promissory notes from Dancap Private Equity Inc. together with $68,161 of accrued interest thereon was converted into Common Shares of the Company. Dancap Private Equity Inc. a significant shareholder of the Company, is controlled by Aubrey Dan, a director of the Company.

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On March 31, 2017, the Company paid all of the accrued and outstanding interest on its convertible debentures. Included in this payment was interest of $83,494 owing to Forum Financial Corporation, $75,521 to The Paul Family Trust and $38,728 to the Norman Paul 2013 Family Trust. Forum Financial Corporation, which is owned by Fred Litwin, has the right to appoint the majority of the board of directors of Cannamed Financial Corp., the Company's Voting Trustee. Eric Paul, the Company's CEO and a director, is a Trustee of The Paul Family Trust, a significant shareholder of the Company. Norman Paul, the Company's co-founder, is a Trustee of the Norman Paul 2013 Family Trust, a significant shareholder of the Company.

On August 17, 2017, $1,030,000 of convertible debt and $45,038 in accrued interest belonging to the above related parties was automatically converted into common shares at $1.10 per share, in connection with the Company listing on the Canadian Securities Exchange, resulting in the issuance of 977,307 common shares.

Compensation to key management and directors of the Company totalling $881,199 was paid to the Company's Chief Executive Officer, CannTrust Opco's President, the Vice-President of Innovation and Research, the Vice-President of Production and Quality, the Vice President of Professional Services, the Vice President of Operations, the Company's Chief Financial Officer and Directors of the Company. There were 2,015,000 stock options valued at $4,084,841 issued to key management and directors during the nine-month period ended September 30, 2017.

The Company incurred $163,548 of management fees to Forum Financial Corporation, of which $26,667 was unpaid and included in accounts payable at September 30, 2017.

The Company incurred $200,000 of management fees to Forum Financial Corporation for services provided in connection with the special warrant financing and the preparation and filing of the Company's Prospectus, of which $135,000 was expensed during the nine months ended September 30, 2017. The Company issued Forum 100,000 Common Shares as consideration for payment of these management fees.

The Company incurred legal fees of $460,932 to Goldman, Spring, Kichler & Sanders LLP. Mitchell Sanders, a director of the Company, is a partner at Goldman, Spring, Kichler & Sanders LLP.

Share Data

The following table sets forth the Outstanding Share Data for the Company as at November 22, 2017:

	Authorized	Issued

Common Shares	Unlimited	86,881,131

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Risks and Uncertainties

The Company is subject to a number of broad risks and uncertainties including general economic conditions. In addition to these broad risks and uncertainties, the Company has specific risks that it faces, the most significant of which are included in the Company's recently filed Prospectus dated August 11, 2017 which can be found on SEDAR at www.sedar.com - See "Risk Factors". The risks and uncertainties discussed therein highlight the more important factors that could significantly affect the Company's operations and profitability. They do not represent and exhaustive list of all the potential issues that could affect the financial results of the Company. Additional risks and uncertainties not presently known to the Company or that the Company believes to be immaterial may also adversely affect the Company's business, operations and profitability.

There were no significant changes to these risks and uncertainties as of the date of this MD&A.

Accounting Estimates

Certain of the Company's accounting policies set out in Note 3 to the Company's unaudited condensed interim consolidated financial statements and Annual Consolidated Financial Statements require that management make decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The Company's significant accounting estimates are contained in Note 4 of the Company's unaudited condensed interim consolidated financial statements and Annual Consolidated Financial Statements. The following is a discussion of the accounting estimates that are critical in determining the Company's financial results.

Business combinations

In determining the allocation of the purchase price in a business combination, including any acquisition related contingent consideration, estimates including market based and appraisal values are used. Judgement is used in determining whether an acquisition is a business combination or an asset acquisition.

Valuation of Biological Assets and Inventories

Biological assets, consisting of plants, are measured at fair value less costs to sell up to the point of harvest.

Determination of the fair values of the biological assets requires the Company to make assumptions about how market participants assign fair values to these assets. These assumptions primarily relate to the level of effort required to bring the plants up to the point of harvest, sales price, risk, and expected remaining future yields for the plants. As the valuation of biological assets becomes the basis for the cost of finished goods inventories after harvest, this is also a significant estimate for the valuation of inventories.

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The significant assumptions used in determining the fair value of medical cannabis plants are as follows:

•	wastage of plants based on their various stages;
•	yield by plant;
•	price per gram of yield;
•	percentage of costs incurred to date compared to the costs to be incurred are used to estimate fair value of an in-process plant; and
•	percentage of costs incurred for each stage of plant growth was estimated.

Estimated Useful lives of Property and Amortization of Plant and Equipment and Intangible Assets

Depreciation and amortization of property and equipment and finite-life intangible assets is dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that consider factors such as economic and market conditions and the useful lives of assets.

Share-based Compensation

In calculating the share-based compensation expense, key estimates such as the value of the Common Shares, the rate of forfeiture of options granted, the expected life of the option, the volatility of the value of the Common Shares and the risk-free interest rate are used.

Warrants

In calculating the value of the warrants, key estimates such as the value of the Common Shares and the risk free interest rate are used.

Taxes

Deferred tax assets will be recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with tax planning strategies. The Company has not yet recognized a deferred tax asset in respect of its deductible temporary differences and past losses incurred as it has not yet demonstrated that it will generate sufficient profits to utilize this tax asset.

Accounting Standards Adopted in the Period

IAS 7 Statement of Cash Flows

As part of their disclosure initiative, the IASB issued amendments to IAS 7 Statement of Cash Flows to improve information provided to users of financial statements about an entity's financial activities by making the following changes

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•	The following changes in liabilities arising from financing activities are disclosed (to the extent necessary): (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes;
•	The International Accounting Standards Board ("IASB") defines liabilities arising from financing activities as liabilities "for which cash flows were, or future cash flows will be, classified in the statement of cash flows as cash flows from financing activities". It also stresses that the new disclosure requirements also relate to changes in financial assets if they meet the same definition; and
•	Changes in liabilities arising from financing activities must be disclosed separately from changes in other assets and liabilities.

Adoption of the amendments to IAS 7 are effective from January 1, 2017. The adoption of these amendments did not have a material impact on the Company's condensed interim consolidated financial statements.

IAS 12 Income Taxes

In January 2016, the IASB issued amendments to IAS 12 to provide clarification on the following aspects relating to the recognition of deferred tax assets for unrealized losses on debt instruments measured at fair value.

•	Unrealized losses on debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the debt instrument's holder expects to recover the carrying amount of the debt instrument by sale or by use;
•	The carrying amount of an asset does not limit the estimation of probable future taxable profits;
•	Estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences; and
•	An entity assesses a deferred tax asset in combination with other deferred tax assets. Where tax law restricts the utilisation of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type.

Adoption of the amendments to IAS 12 are effective from January 1, 2017. The adoption of these amendments did not have a material impact on the Company's condensed interim consolidated financial statements.

Future Accounting Pronouncements

These are the changes that the Company reasonably expects will have an impact on its disclosures, financial position or performance when applied at a future date. The Company intends to adopt these standards, if applicable, when they become effective.

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IFRS 15 – Revenue from contracts with customers

In May 2014, IFRS 15 was issued by the IASB which provides a comprehensive framework for recognition, measurement, and disclosure of revenue from contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, and must be applied retrospectively. Early adoption is permitted. The Company is currently assessing the potential impacts of IFRS 15 and anticipates no material adjustments on adoption of this standard.

IFRS 9 – Financial Instruments

IFRS 9 was issued by IASB in November 2009 and October 2010 and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss and amortized cost. Financial liabilities held-for-trading are measured at fair value through profit or loss, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of the standard. The effective date of IFRS 9 is January 1, 2018, with earlier adoption permitted. The Company is currently assessing the potential impact of IFRS 9 and anticipates no material adjustments on adoption of this standard.

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16, which specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16's approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, and a lessee shall either apply IFRS 16 with full retrospective effect or alternatively not restate comparative information but recognize the cumulative effect of initially applying IFRS 16 as an adjustment to opening equity at the date of initial application. Early adoption is permitted if IFRS 16 has also been adopted. The Company has not yet considered the potential impact of adopting IFRS 16.

IFRS 2 Share-Based Payment

In June 2016, the IASB issued amendments to IFRS 2. These amendments provide clarification on how to account for certain types of share-based payment transactions. The amendments are effective for the annual period beginning on or after January 1, 2018. The Company is currently assessing the potential impact of IFRS 2 and anticipates no material adjustments on adoption of this standard.

Non-IFRS Financial Measure and Reconciliation

Adjusted Earnings (Loss) before Interest, Taxes, Depreciation and Amortization ("EBITDA")

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The term Adjusted EBITDA does not have any standardized meaning under IFRS. Therefore, it may not be comparable to similar measures presented by other companies.

Management uses Adjusted EBITDA to evaluate the performance of the Company’s business as it reflects its ongoing profitability. The Company believes that certain investors and analysts use Adjusted EBITDA to measure a company's ability to service debt and to meet other payment obligations or as a common measurement to value companies in the biopharmaceutical industry. Adjusted EBITDA has no directly comparable IFRS financial measure. Such information is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The Company has revised its definition of Adjusted EBITDA from the previous reporting period and it now measures Adjusted EBITDA as net income (loss) less unrealized gain on changes in fair value of biological assets plus fair value changes in biological assets included in inventory sold, income taxes, interest expense, accretion expense, distributions on preference shares, transaction costs, other income, (gain) loss on revaluation of derivative liability, share based compensation and depreciation and amortization. The Company believes that this new definition is better suited to measure the Company’s ability to service debt and to meet other payment obligations.

The following table provides a reconciliation of earnings as determined under IFRS to Adjusted EBITDA.

Calculation of Adjusted EBITDA	Three Months		Nine Months
	Ended		Ended
	September 30		September 30
	2017	2016	2017	2016
	$	$	$	$
Net income (loss)	655	(3,056)	632	(5,360)
Fair value changes in biological assets included in inventory sold	5,128	1,604	9,840	2,856
Unrealized gain on changes in fair value of biological assets	(6,226)	(858)	(13,992)	(2,751)
Interest expense	62	108	221	319
Accretion expense	54	73	234	192
Distributions on preference shares	-	427	-	1,209
Transaction costs	-	360	204	366
Other income	(78)	-	(78)	-
(Gain) Loss on revaluation of derivative liability	(9)	(164)	1,625	(868)
Share based compensation	908	27	1,461	72
Depreciation and amortization	733	574	1,562	1,077
Adjusted EBITDA (Loss)	1,227	(905)	1,709	(2,888)

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Disclosure Controls and Internal Controls over Financial Reporting

Internal Control over Financial Reporting

In accordance with National Instrument 52-109 of the Canadian Securities Administrators, management is responsible for establishing and maintaining adequate Disclosure Controls and Procedures ("DCP") and Internal Control over Financial Reporting ("ICFR"). The Company’s CEO and CFO are required to file certifications relating to DCP and ICFR for the Company in connection with its interim and annual filings.

Changes in Internal Control over Financial Reporting

During the latter part of the year ended December 31, 2016, the Company engaged a new Chief Financial Officer and in April 2017, to better align its Financial Reporting capabilities with the growth profile of the Company, created a new position and hired a Director of Finance. In addition, the Company has entered into management services agreements (the "Service Agreements") with Forum Financial Corporation ("Forum"). Under the Service Agreements, the Company has appointed Forum to provide services to the Company to assist it with its continuous disclosure and reporting requirements. There have been no other significant changes made to the Company's internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations of Controls and Procedures

The Company's management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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Additional Information

Additional information relating to the Company, including the Company's audited year-end financial results and unaudited quarterly financial results, can be accessed on SEDAR (www.sedar.com). For further information shareholders may also contact the Company by email via investor@canntrust.ca.

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